March 19, 2012	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Via EDGAR

Katherine Hsu
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incapital Trust Products LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed February 24, 2012
File No. 333-178604

Dear Ms. Hsu:

On behalf of our client, Incapital Trust Products LLC (the “Depositor”), please find attached hereto for review Amendment No. 3 to the Registration Statement on Form S-3 (“Amendment No. 3”), together with responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated March 7, 2012.  Below we have noted the comments from the Staff in bold face type and the responses in regular type.  Page number references are to the marked copy of Amendment No. 3 enclosed herewith.

General

1.
On page 2 of the supplemental response you state, “As we have discussed with the Staff, the underlying securities meet the requirement for eligible assets under the Instruction to Form S-3.” Please note that the staff is still reviewing your filing and responses that are forthcoming, and therefore, we have not determined that the underlying securities meet the requirements of eligible assets.

The Staff has raised concerns as to whether the following assets would be considered “eligible assets”:  market linked notes and puts/calls.  We believe we have previously clarified (and repeat below as well) that puts/calls will be used as hedges and/or for credit enhancement purposes.  Please see the response to comment 4 below.

Ms. Hsu
March 19, 2012
Page Two

As a general matter, we note that we have reviewed the SEC’s proposing release for Rule 3a-7, which notes that the term eligible assets “encompasses any self-liquidating asset which by its terms converts into one or more cash payments within a finite period of time.  Accordingly, virtually all assets that can be securitized (i.e., which produce cash flows of the type that may be statistically analyzed by rating agencies and investors) will meet the definition of eligible asset.”  This makes clear that the term “eligible asset” is intended to be broadly interpreted, and that if an asset converts to cash within a finite period of time, the guidance suggests that it be considered an “eligible asset.”

In order to address the Staff’s concerns, the Depositor proposes to limit (and Amendment No. 3 reflects this) underlying securities to market linked notes that have substantial principal protection, using the tax test of 85% principal protection, and to exclude reverse exchangeable securities or any other exchangeable security.

We understand from our conversations that it is the Staff’s view that market linked notes are not “eligible assets.”  However, as we have noted in prior responses to the Staff, market linked notes are senior unsecured debt securities of the issuer registered under the Securities Act, and the interest and/or principal payments on the market linked notes are calculated based on a formula that factors in the performance of a reference asset or assets.  Like any other debt security, a market-linked note is issued pursuant to an indenture qualified under the Trust Indenture Act.  The holder of a market linked note has the rights of a debt holder.  The holder would look to the issuer for payments on the note.  The issuer of a market linked note treats the note for accounting purposes as a debt security.  Market linked notes do not contain an “embedded derivative” or an option.  A derivative or an option is a two-way, or bilateral, contract with a fixed term, subject to a distinct legal framework, distinct accounting treatment and special bankruptcy protections.  Interest and/or principal payments on a market linked note are calculable based on the performance of reference assets, but we do not believe that this formulaic calculation somehow results in the creation of an embedded “derivative” instrument.  The Staff’s characterization of a market linked note as an instrument with an embedded derivative or an option would lead one to conclude that a floating rate note also is comprised of a note and an embedded derivative, and would therefore not be considered an “eligible asset.”  The same analogy can be extended to quite a number of other products.

You have asked that we consider whether a market linked note would be an “eligible asset.”  “Eligible assets” are defined as financial assets, either fixed or revolving, that by their terms convert into cash within a finite period of time….”  A market linked note is a fixed income product.  It has a fixed maturity date and by its terms “converts into cash within a finite period of time.”  Especially for a principal-protected market linked note, market participants ascribe a value to the security based upon the issuer’s creditworthiness, and not based on the underlying reference asset.

Ms. Hsu
March 19, 2012
Page Three

During our most recent call with the Staff, reference was made to the fact that depositing market linked notes into a trust might render the transaction a “synthetic securitization.”  We have reviewed the SEC’s guidance on synthetic securitizations, which has been provided in the context of considering Regulation AB, and whether a synthetic securitization security transaction was ABS and therefore could be registered on a shelf registration statement.  However, we have focused on whether we can include notes in the trusts that pay principal and/or interest based off of a formula.  In the SEC’s release on Regulation AB II, there is a discussion of “synthetic securitizations” and the release notes that “synthetic transactions are generally effectuated through the use of derivatives such as a credit default swap or total return swap.  The assets that are to constitute the actual “pool” under which the return on the ABS is primarily based are only referenced through the credit derivative.”  This generally describes a CDO, and the payments on a CDO are principally based on reference assets not owned by the pool.  Here, the Depositor would purchase a principal-protected note and deposit the note into the pool.  The trust would actually own the asset, the note.  There is no intention to reference assets not owned by the trust.  The payments on the trust certificates are actually based on the performance of the assets of the pool (the notes).  In the case of a CDO that uses a derivative, the derivative does not act as a hedge or as credit enhancement on existing pool assets, because the derivative references assets not actually in the pool.  That is not the case with the proposed structure.

2.
We note on pages 2 and 3 of the supplemental response that a holder’s right to exercise the call right is subject to certain conditions and the optional exchange is limited. Please revise the registration statement to include any conditions relevant to the call rights, call warrants, optional exchange, etc. set forth in your supplemental response.

The disclosure on page 47 and 48 of the registration statement has been revised to include the conditions relevant to the exercise of the call right (also referred to as call warrants) and the exercise of the optional exchange right.

3.
Paragraph (a)(1) of Rule 3a-7 under the Investment Company Act of 1940 (the “1940 Act”) requires that an issuer relying on the exemption contained in the rule issue fixed income securities or other securities that entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. Please supplementally explain how the issuer complies with this requirement if the call rights/warrants or optional exchange rights are exercised.

Ms. Hsu
March 19, 2012
Page Four

As a general matter, the assets of a trust will be comprised principally of debt securities, which are eligible assets, and may include an interest rate or currency derivative that is “designed to assure the servicing or timely distribution of proceeds to security holders.”  As we have noted in our prior responses, the trust will not have the ability to add any derivatives contracts, nor will the trust have the discretion to vary the terms of any derivative contract.  We have provided an analysis of the call right and optional exchange right under Rule 3a-7.  We believe that the assets of the trust will be eligible assets.

The securities issued by the trust will be fixed income securities.  “Fixed income securities” means “any securities that entitle the holder to receive:  (i) a stated principal amount; or (ii) interest on a principal amount (which may be a notional principal amount) calculated by reference to a fixed rate or to a standard or formula which does not reference any change in the market value or fair value of eligible assets; or (iii) interest on a principal amount (which may be a notional principal amount) calculated by reference to auctions among holders and prospective holders, or through remarketing of the security, or (iv) an amount equal to a specified fixed or variable portions of the interest received on the assets held by the issuer; or (iv) any combination of amounts…; provided, that substantially all of the payments to which holders of such securities are entitled consist of the foregoing amounts.”  The certificates issued by any trust will have a stated principal amount, and interest and/or principal payments.

The call right does not change this analysis.  In a trust for which the Depositor has issued a call right, the trust certificates are still “primarily serviced” by the underlying securities, and not by the call right.  The scheduled payments on the underlying securities will be sufficient to pay all interest and principal payments that will be due on the trust certificates.  The exercise of a call right will not be required or relied upon for the payment on the trust certificates.  The rating analysis for the trust certificates will be based on the rating or perceived credit quality of the underlying securities, and not on the possibility that a call right will be exercised.  Please note that a call right may only be exercised upon the occurrence of certain specified events, which are disclosed in the registration statement as noted in response to comment 2 above.

Put Rights

4.
We note on page 12 of the base prospectus that the accompanying prospectus supplement will describe any puts. Please revise the prospectus to provide disclosure on the material characteristics of the put rights. Please provide us with your analysis of how put rights comply with Rule 3a-7 of the 1940 Act. This should include analysis whether the put rights are “eligible assets” as defined under Rule 3a-7 under the 1940 Act and how the put rights are consistent with the requirement set forth in Rule 3a-7(a)(3)(iii).

Ms. Hsu
March 19, 2012
Page Five

The prospectus disclosure has been revised to clarify that a trust will utilize puts or calls only as hedges or as credit enhancement of the underlying assets.  As we previously noted in response to the Staff’s prior inquiries, each trust is structured to comply with the grantor trust rules, and cannot add additional puts/calls to a trust following the initial issuance date.  Moreover, the exercise of any put/call by a trust will occur automatically on the occurrence of one or more designated events specified in the put/call documentation and described in the applicable prospectus supplement.  A trust cannot exercise discretion in connection with determining whether to exercise a put/call.  This would be inconsistent with the preservation of grantor trust status.  We have revised the disclosure in the registration statement to provide additional information regarding the put/call rights.

Given the function of the put/call rights (that is as a hedge or as credit enhancement), we believe that put/call rights comply with Rule 3a-7 as rights designed to assure the servicing or timely distribution of proceeds to security holders.

You have inquired about Rule 3a-7(a)(3)(iii) which would limit an issuer’s ability to acquire additional eligible assets or dispose of eligible assets and notes that assets cannot be “acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes.”  As we note above, the trust cannot acquire or dispose of a call/put, nor can the trust exercise any discretion regarding exercises.  Consequently, the trust cannot time exercises to recognize gains or to decrease losses.

Call Warrants and Call Rights

5.
We note your supplemental response discussion of call warrants. It is not clear how these differ from the call rights described in the registration statement. In addition, we are not able to find a description of call warrants in the registration statement. Please advise or revise the registration statement to include a description.

A call right may also be referred to as a call warrant.  In the registration statement we chose to refer to the right as a call right, and not a warrant.  We have confirmed that we use the term “call right” throughout the registration statement.

6.
We note your supplemental response discussing the inclusion of call rights and in the base prospectus on page 47 discussing call rights on the trust certificates and call rights on the underlying securities. Although you state that the call right is consistent with the SEC’s guidance in your supplemental response, we did not locate any analysis of whether the call rights are “redeemable securities.” Please explain whether the call right on the trust certificates and the call right on the underlying securities (or call warrants) as contemplated by the base prospectus constitute “redeemable securities” as defined under Section 2(a)(32) of the 1940 Act.

Ms. Hsu
March 19, 2012
Page Six

Our prior supplemental response explained that call rights represent the right to purchase trust certificates at any time following a designated date, or prior thereto on the occurrence of certain unscheduled events with respect to the underlying securities or the underlying securities issuer.  The call rights will be issued by the Depositor (not the trust) to investors that are QIBs, and the underlying securities will be deposited into the trust by the Depositor subject to these rights.  In this regard, the trust (which is the entity that seeks to rely on Rule 3a-7) is not issuing the call right.  The exercise of a call right does not entitle the holder to a “proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”  A holder of certificates and the related call right will be able to exchange all or a portion of such certificates and call rights for a proportionate amount of underlying securities in accordance with the optional exchange provisions of the transaction (specified in a prospectus supplement).  In some transactions, the call right may represent the right to purchase the underlying securities directly, and the call price will then be used by the trust to redeem the related trust certificates.

Despite the fact that it is the Depositor that issues the call right, we nonetheless provided an analysis in our prior supplemental response of the no-action letter guidance that the Staff has provided regarding “redeemable securities.”  In summary, the Staff has noted that a security that may be presented to the issuer by the holder is not a redeemable security if substantial restrictions are placed on the right of redemption.  In the supplemental response we went through the guidance provided by the Staff in the Brown & Wood no-action letter (avail. Feb. 24, 1994) and related letters (letters citing Brown & Wood, as well as the following:  Citigroup Securities, Inc. (avail. Aug. 4, 1995), Nebraska Higher Education Loan Program, Inc. (avail. Apr. 3, 1998), and Credit Suisse First Boston (avail. Sept. 9, 1998)), in which the Staff has required that call rights be subject to certain impediments to free exercise, and in our response, indicated, factor by factor from the guidance, how the call rights have been structured with numerous impediments to free exercise so as to comply with the Staff’s position regarding “redeemable securities.”

For ease of reference, we repeat here the relevant portion of our prior response.  We have structured the rights to comply with the guidance provided by the Staff in the Brown & Wood no-action letter (avail. Feb. 24, 1994) and related letters (letters citing Brown & Wood, as well as the following:  Citigroup Securities, Inc. (avail. Aug. 4, 1995), Nebraska Higher Education Loan Program, Inc. (avail. Apr. 3, 1998), and Credit Suisse First Boston (avail. Sept. 9, 1998)), in which the Staff has required that call rights be subject to certain impediments to free exercise.  The call right or optional exchange right will be issued only to a qualified institutional buyer, or QIB.  With respect to each transaction in which the Depositor issues call rights, the related agreement will provide that the call rights may be exercised by any holder thereof, subject to the following conditions:

Ms. Hsu
March 19, 2012
Page Seven

➢
Call rights may be exercised, in whole or in part, only on a business day occurring on or after the fifth anniversary of the issuance of the certificates or prior thereto, on any business day (a) on which the underlying securities issuer redeems, prepays or otherwise makes an unscheduled payment of principal on the underlying securities, (b) following notification from the trustee to the certificateholders of any proposed sale of the underlying securities pursuant to the terms of the applicable trust agreement following the occurrence of an event of default on the underlying securities or the failure of an underlying securities issuer to comply with its reporting obligations, or (c) on which the underlying securities issuer or an affiliate thereof consummates a tender for some or all of the underlying securities;

➢
A notice specifying the details of the call right being exercised and the call date shall be delivered to the trustee and the warrant agent no less than five days (or such shorter period as is acceptable to the trustee and the warrant agent) but not more than 30 days before the call date; and

➢	The holder of the call right shall certify that it is solvent at the time of exercise by delivering a solvency certificate to the warrant agent, as specified in the related warrant agreement.

Similarly, an optional exchange will be limited.  For example, an optional exchange may only be effectuated on an exchange date, which will be defined as (1) a distribution date, (2) any date on which the related underlying securities issuer or an affiliate thereof consummates a tender off for some or all of the underlying securities, or (3) any date on which the underlying securities are to be redeemed by the related underlying securities issuer.  We provide an analysis below based on the Staff’s criteria in the Brown & Wood and subsequent letters.

➢
Whether an investor’s withdrawal right is conditional or absolute:  the optional exchange right is conditioned and each condition supports the conclusion that the right to withdraw a given amount of certificates and call rights is permissible under Rule 3a-7.  The optional exchange is available to a holder who holds certificates and a call right and can only be exercised under the limited circumstances described above.  The call right is also conditioned, as we outlined above.

➢
Whether the issuer offers the matching securities for sale to investors at the same or at different times:  the trust certificates and the call right (if any) will be issued at the closing date.  There will be no additional “closing” date or additional issuance of securities.

Ms. Hsu
March 19, 2012
Page Eight

➢
Whether and how often the issuer sponsors activities designed to facilitate an investor’s ability to acquire the matching security or securities and present them for withdrawal:  the Depositor will not sponsor any activity to facilitate a certificateholder’s ability to acquire the components necessary to receive a proportionate in-kind distribution of underlying securities.  The Depositor has no intention of sponsoring any activity to facilitate the call right holder’s ability to exercise its rights.

➢
How often an investor can withdraw securities:  the optional exchange may take place once.  The call right may not be exercised until the fifth anniversary of the issuance of the trust certificates or upon the earlier occurrence of one of the specified events highlighted above.

➢
How the withdrawal right is presented to investors:  the optional exchange is discussed in the base prospectus and to the extent applicable will be discussed in the prospectus supplement.  The call right will be offered to one or more QIBs.

We have not found any additional guidance (post 1998) issued by the Staff that would address “redeemable securities”, nor any guidance that would reverse the positions set out in the above-mentioned no-action letters, or that would identify factors other than those set out in the no-action letters, which we addressed in the prior supplemental response.  Based on our analysis of these no-action letters and the general industry practice in public repackaging programs established over the last ten years, the restrictions that we have incorporated reflect the restrictions that the Staff has generally found acceptable in concluding that securities are not “redeemable.”

Amendment No. 2 Filed February 24, 2012

General

7.
We note your responses to prior comments 2 and 8 -- in particular that you understand that based on your conversations with the staff that supplemental analysis will be required from you.  Please note that we have not received your supplemental analysis and therefore these comments remain outstanding.

We believe that we have addressed the concerns raised by the Staff in this response letter, as well as in our prior supplemental response letter.

Ms. Hsu
March 19, 2012
Page Nine

8.
In such supplemental analysis relating to prior comments 2 and 8, with respect to certificates that may be based on one or more market indices, please also explain how this is consistent with Rule 3a-7 under the 1940 Act. In doing so, please explain whether such trust certificates would be fixed-income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets. Also, to the extent that the issuing entity invests in financial instruments that provide for such returns, please explain whether such investments meet the definition of “eligible asset” under the rule.

A trust will issue trust certificates that are “fixed income securities.”  The trust certificates will have a stated principal amount and interest on a principal amount.  The trust certificates would not have returns based on one or more market indices.  There is no intention to issue trust certificates having principal and/or interest payments that are tied to the performance of market indices.  The payments to holders of the trust certificates would depend primarily on the cash flow from eligible assets (the underlying securities).

As we have discussed with the Staff, we believe that market linked notes are “eligible assets.”  We note in our response to comment 1 above, that a market linked note meets the requirements of the definition of an “eligible asset.”  A market linked note has a stated maturity date and cash payments.  There is no requirement contained within the definition of “eligible asset” or otherwise within the Staff’s guidance on Rule 3a-7 that the cash payments on an eligible asset be calculated or calculable solely by reference to well-known interest rate formulae, like the Fed Funds rate, or LIBOR.  We do note that within the definition of “fixed-income securities” clause (ii) requires that “interest on a principal amount (which may be a notional principal amount) [be] calculated by reference to a fixed rate or to a standard or formula which does not reference any change in the market value or fair value of eligible assets.”  A market linked note does not “reference any change in the market value or fair value of eligible assets.”  During our conversations with the Staff, the Staff indicated that securities referencing “market indices” are not permissible.  We have reviewed the proposing and the adopting releases for Rule 3a-7 in order to understand the origin of the references to “market indices” in the Staff’s comment.  To the extent that the Staff is referencing the portion of the definition of “fixed-income security” above that includes a reference to market value, the Rule 3a-7 releases make clear that it is the Staff’s view that market value securitizations, such as market value CDOs, are not considered consistent with Rule 3a-7.  A market value CDO is quite different from including a market linked note in a trust.  In a market value CDO, there are various tranches and the allocation of payments to the various tranches depends on the marked-to-market returns on the reference portfolio underlying the transaction.  In a market value CDO, there is no assurance that the underlying securities will generate cash flows sufficient to service the trust certificates, and the ability to be repaid depends on the active intervention or management of the CDO manager.  Generally, there is a need to profit from differences in the collateral.  In the structure that we propose, there is no active management, nor are payments on the trust certificates dependent upon “market value” changes.  The underlying market linked notes in a trust are not repriced or marked-to-market.  The cash flows on the trust certificates do not depend on sales of a reference portfolio or on valuation changes arising with a reference portfolio.

Ms. Hsu
March 19, 2012
Page Ten

Prospectus Supplement Summary

What assets will each trust hold?, page 3

9.
We note your response to prior comment 4; however, the registration statement has not been revised in accordance with the prior comment and to reflect your supplemental response. Therefore, as requested, please delete the sentence stating that if any underlying securities are purchased in a primary offering, the prospectus supplement will contain additional disclosure identifying those securities and identifying any underlying issuer as a co-registrant. Furthermore, revise to state, as noted in your response to the prior comment, that the issuer of the underlying securities will be in no event an affiliate of the sponsor, depositor, issuing entity or underwriter of the ABS. Please make sure any changes provided on page 4 are added to the last paragraph on page 26 under “Eligibility” to ensure the disclosure throughout is consistent.

The disclosure on pages 4 and 27 has been revised.

Other

10.
We note the last bullet point on page 23, which states “other assets described in the prospectus and in the accompanying prospectus supplement.” Please confirm supplementally that any additional types of assets that are not described in the prospectus and the prospectus supplement will require a post-effective amendment.

The inclusion of any additional types of assets that are not described in the prospectus and the prospectus supplement will require a post-effective amendment.

11.	We note the possible inclusion of swap guarantees on page 30. Please supplementally confirm that the swap guarantees will be limited to currency and interest rate swap agreements.

The swap guarantees will be limited to currency and interest rate swap agreements.

Ms. Hsu
March 19, 2012
Page Eleven

We would appreciate learning whether the Staff has concerns relating to any proposed underlying security, other than market linked notes, so that we can address those issues promptly.  We would also appreciate learning of any further guidance from the Staff based on existing rules or interpretive guidance which would suggest that the market linked notes may be excluded from the definition of “eligible asset.”  Should you have any further questions regarding these responses or the disclosures included in Amendment No. 3, please call me at (212) 468-8179, or David Lynn at (202) 887-1563.  Many thanks for your prompt attention to this filing.

Sincerely,
/s/ Anna T. Pinedo
Anna T. Pinedo

cc:           Indira Lall
David Lynn